SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THINSPACE TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

88410V100

 (CUSIP Number)

Owen Dukes
Thinspace Technology, Inc.
5535 S. Williamson Blvd, Unit 751
Port Orange, FL 32128
 786-763-3830

With Copies To:

Richard Friedman, Esq.
Jeff Cahlon, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

12/31/2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 88410V100	13D

1	NAME OF REPORTING PERSONS

Owen Dukes
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
7	SOLE VOTING POWER

38,500,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	38,500,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.0%*
14	TYPE OF REPORTING PERSON

IN
 *   Based on 87,569,694 shares of common stock issued and outstanding as of December 31, 2013.

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Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Thinspace Technology, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 5535 S. Williamson Blvd, Unit 751, Port Orange, FL 32128.

Item 2. Identity and Background.

(a)           Owen Dukes is an individual (the “Reporting Person”).

(b)           The business address of Mr. Dukes is 5535 S. Williamson Blvd, Unit 751, Port Orange, FL 32128.

(c)           Mr. Dukes is the Chief Executive Officer and a director of the Issuer.

(d)           Mr. Dukes has not, during the last five years, been convicted in a criminal proceeding.

(e)           Mr. Dukes has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Dukes is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

On December 31, 2013, pursuant to the Agreement and Plan of Merger previously disclosed by the Issuer on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 7, 2014 entered into by and among the Issuer, VAEV Merger Sub, Inc., and Propalms Ltd., the Reporting Person was issued 38,500,000 shares of common stock of the Issuer in exchange for shares of common stock of Propalms Ltd.

Item 4. Purpose of Transaction.

The Reporting Person entered into the above-described transaction to effect a change in control of the Issuer.

In connection with the above-referenced transaction, on December 31, 2013, Philip Ellett resigned as CEO and director of the Issuer, Scott Weiselberg resigned as a director of the Issuer, Robert Zysblat and Owen Dukes were appointed directors of the Issuer, Mr. Zysblat was appointed President of the Issuer and Mr. Dukes was appointed Chief Executive Officer of the Issuer.

In connection with the above-referenced transaction, the Issuer’s business changed to that of a cloud computing company that develops software productivity solutions that allow its customers secure access to centrally managed desktops or software applications.

In connection with the above-referenced transaction, on February 6, 2014, the Issuer changed its name from Vanity Events Holding, Inc. to Thinspace Technology, Inc.

Except as described above, the Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer.

Mr. Dukes beneficially owns 38,500,000 shares of the Issuer’s common stock, which constitutes approximately 44.0% of the 87,569,694 shares of the Issuer’s common stock outstanding as of December 31, 2013.

The Reporting Person has sole voting and dispositive power over 38,500,000 shares of common stock of the Issuer.

The Reporting Person has effected no transactions in securities of the Issuer during the past 60 days.

No persons other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 38,500,000 shares of common stock referred to in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1                      Agreement and Plan of Merger and Reorganization (filed as Exhibit to Issuer’s 8-K filed on January 7, 2014 and incorporated herein by reference).

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SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

March 5, 2014	By:	/s/Owen Dukes
Name: Owen Dukes

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